UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sonim Technologies Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
83548F101
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	83548F101

1	Names of Reporting Persons
Vivaldi Asset Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.0%
12	Type of Reporting Person (See Instructions)
IA

SCHEDULE 13G/A

CUSIP No.	83548F101

1	Names of Reporting Persons
Vivaldi Holdings, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.0%
12	Type of Reporting Person (See Instructions)
HC

Item 1.

(a)	Name of Issuer: Sonim Technologies Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 1875 South Grant Street Suite 750 San Mateo, CA 94402
Item 2.
(a)	Name of Person Filing: This Schedule 13G/A is being filed jointly by Vivaldi Asset Management (“Vivaldi”) and Vivaldi Holdings, LLC (“Vivaldi Holdings”).

• Vivaldi Asset Management, LLC (“Vivaldi”), an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) a series of Investment Managers Series Trust II, a registered investment company, specifically the Vivaldi Multi-Strategy Fund, and (ii) The Relative Value Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (collectively, the “Client Accounts”).

• Vivaldi Holdings, LLC (“Vivaldi Holdings”), a Delaware limited liability company and control person of Vivaldi.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto. The Reporting Persons are filing this Schedule 13G/A jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended to date (the “Exchange Act”). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Each of these parties expressly disclaims beneficial ownership of securities held by the other parties, except as otherwise provided herein.

(b)	Address of Principal Business Office or, if None, Residence: The principal business address of each of Vivaldi and Vivaldi Holdings is 225 W. Wacker Drive, Suite 2100, Chicago, IL 60606.
(c)	Citizenship: United States
(d)	Title and Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)
CUSIP No.: 83548F101
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:
As investment adviser to the Client Accounts, Vivaldi has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Issuer) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of any shares of the Issuer’s Common Stock held in the Client Accounts. Vivaldi and Vivaldi Holdings previously reported on the Schedule 13G/A filed by them on February 12, 2020 that the Client Accounts held 373,793 shares of Common Stock of the Issuer. As of December 31, 2020 the Client Accounts no longer own any shares of Common Stock of the Issuer. Vivaldi does not own any Common Stock for its own account.
Vivaldi Holdings controls Vivaldi. By virtue of its control of Vivaldi, Vivaldi Holdings may be deemed to have a beneficial interest in any shares of the Issuer’s Common Stock held by Vivaldi. Vivaldi Holdings does not own any Common Stock for its own account.
This Schedule 13G/A is filed by Vivaldi and Vivaldi Holdings pursuant to Rule 13d-1(c) under the Exchange Act. This Schedule 13G/A amends the Schedule 13G/A previously filed by them on February 12, 2020, and constitutes an exit filing for Vivaldi and Vivaldi Holdings because the Client Accounts no longer own any shares of Common Stock of the Issuer, and neither Vivaldi or Vivaldi Holdings has any beneficial interest in shares of Common Stock of the Issuer.
(b)	Percent of Class: 0.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: Not applicable

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: Not applicable

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable
Item 8.	Identification and classification of members of the group. . Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group. Not applicable
Item 10.	Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2021

Vivaldi Asset Management, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer

Vivaldi Holdings, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 12, 2021

Vivaldi Asset Management, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer

Vivaldi Holdings, LLC

By:	/s/ Chad Eisenberg
Chad Eisenberg, Chief Operating Officer